Exhibit (a)(5)(G)
Ralcorp Holdings and American Italian Pasta Company Announce
Early Termination of Hart-Scott-Rodino Waiting Period
     ST. LOUIS, MO and KANSAS CITY, MO, July 6, 2010 — Ralcorp Holdings, Inc. (NYSE: RAH) (“Ralcorp”) and American Italian Pasta Company (NASDAQ: AIPC) (“AIPC”) today announced that the U.S. Federal Trade Commission has granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in connection with the previously announced definitive merger agreement between the two companies.
     On June 21, 2010 Ralcorp announced it will acquire AIPC in a cash tender offer and subsequent merger for approximately $1.2 billion on a fully diluted basis. On June 24, 2010, Ralcorp, through its wholly owned subsidiary Excelsior Acquisition Co., commenced a cash tender offer to purchase all outstanding shares of AIPC common stock for $53.00 in cash for each share of AIPC common stock, without interest and less any required withholding taxes. The tender offer will expire at midnight on July 22, 2010, unless extended in accordance with the terms of the merger agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission.
     The transaction remains subject to the tender of a majority of the outstanding shares of AIPC common stock on a fully diluted basis and the satisfaction of other customary closing conditions. There is no financing condition to the Ralcorp tender offer.
About Ralcorp
     Ralcorp produces Post-branded cereals, a variety of value brand and store brand foods sold under the individual labels of various grocery, mass merchandise and drugstore retailers, and frozen bakery products sold to in-store bakeries, restaurants and other foodservice customers. Ralcorp’s diversified product mix includes: ready-to-eat and hot cereals; nutritional and cereal bars; snack mixes, corn-based chips and extruded corn snack products; crackers and cookies; snack nuts; chocolate candy; salad dressings; mayonnaise; peanut butter; jams and jellies; syrups; sauces; frozen griddle products including pancakes, waffles, and French toast; frozen biscuits and other frozen pre-baked products such as breads and muffins; and frozen dough for cookies, Danishes, bagels and doughnuts. For more information about Ralcorp, visit the company’s website at www.ralcorp.com.
About American Italian Pasta Company
     Founded in 1988 and based in Kansas City, Missouri, American Italian Pasta Company is the largest producer of dry pasta in North America. The Company has four plants that are located in Excelsior Springs, Missouri; Columbia, South Carolina; Tolleson, Arizona and Verolanuova, Italy. The Company has approximately 675 employees located in the United States and Italy. For more information, visit www.aipc.com.
Important Information About the Tender Offer
     This press release relates to the tender offer (the “Offer”) by Ralcorp Holdings, Inc. (“Ralcorp”), through its wholly owned subsidiary Excelsior Acquisition Co. (“Purchaser”), to purchase each outstanding share of common stock of American Italian Pasta Company (“AIPC”) in exchange for $53.00 in cash. This press release is for informational purposes only and does not constitute an offer to purchase, or a solicitation of an offer to sell, shares of common stock of AIPC, nor is it a substitute for the Tender Offer Statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and related tender offer documents and as amended from time to time, the “Tender Offer Documents”) filed by Ralcorp and Purchaser with the Securities and Exchange Commission (the “SEC”) on June 24, 2010. The Offer is being made only through the Tender Offer Documents. Before making any decision with respect to the Offer, investors and AIPC stockholders are strongly advised to read the Tender Offer Documents, the related Solicitation/Recommendation

Statement on Schedule 14D-9 filed by AIPC with the SEC on June 24, 2010, and other relevant materials when they become available, because they will contain important information.
     Investors and AIPC shareholders can obtain copies of the Tender Offer Documents and related Solicitation/Recommendation Statement on Schedule 14D-9 (and all other related documents filed with the SEC) at no charge on the SEC’s website at www.sec.gov. Copies can also be obtained at no charge by directing a request to Georgeson, Inc. at Georgeson, 199 Water Street — 26th Floor, New York, New York 10038 or by phone at (800) 509-1038 or to Ralcorp at Ralcorp Holdings, Inc., 800 Market Street, St. Louis, Missouri 63101, Attention: Secretary, or by phone at (314) 877-7000. Investors and AIPC shareholders may also read and copy any reports, statements and other information filed by Ralcorp, Purchaser or AIPC with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.
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Contacts:

For Ralcorp Holdings, Inc.:	For American Italian Pasta Company:
Scott D. Monette	Paul Geist
Corporate Vice President, Treasurer and Corporate Development Officer (314) 877-7113 Matt J. Pudlowski Director, Business Development (314) 877-7019	Executive Vice President and Chief Financial Officer (816) 584-5611 Matthew Sherman/Andrew Siegel Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449